Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

In compliance with the provisions of Section 157, Paragraph 4, of Law No. 6,404/76 and the Brazilian Exchange Commission (CVM) Instruction No. 358/02, Itaú Unibanco Holding S.A. announces to its shareholders and to the market that its consolidated subsidiary Itaú Unibanco S.A. (“Itaú Unibanco” or “Company”) entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), for the acquisition of 49.9% of the total share capital (representing 30.1% of the voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all of the investments of XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for the amount of R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”). The amount attributed to 100% of XP Holding’s share capital (before the capital increase) is of approximately R$12 billion, which is equal to 20 times the estimated price earnings (2018).

XP Investimentos is present in 130 Brazilian cities in 24 states, besides offices in New York, Miami, London and Geneva. It has 850 employees, 2,000 independent agents, 410,000 clients, holds R$85 billion in assets under custody and R$12 billion in assets under management1, and its main businesses are security brokerage, distribution of investment products and asset management. As an open architecture platform for distribution of products, and considering the Brazilian interest rate reduction and the country’s economy growth perspectives, XP Group has a great growth potential over the next years.

In addition to the First Acquisition, through which Itaú Unibanco shall become a minority shareholder of XP Holding, the Company has committed to acquire (i) in 2020, an additional percentage of 12.5% which shall result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of the voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which shall result in a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based in the fair market value of XP Holding at that time, provided that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

1Pro forma figures, as acquisition of Rico Corretora by XP Group is still subject to regulatory approvals.

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Furthermore, Itaú Unibanco and certain of the Sellers shall execute, on the date of the closing of the First Acquisition, a shareholders’ agreement which shall reflect, among others, provisions regarding (a) certain rights to Itaú Unibanco as a minority shareholder of XP Holding; (b) Itaú Unibanco’s right to appoint 2 out of 7 members of the Board of Directors of XP Holding, in order to guarantee such rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco shall acquire the control and the total equity of XP Holding.

It is important to highlight that the conduction and management of the businesses of XP Group’s companies, including XP Investimentos, shall continue to be independent, segregated and autonomous, preserving its current principles and values. XP Group’s control shall continue to be held by XP Controle’s shareholders and the current officers and executives of XP Holding, XP Investimentos and its subsidiaries shall remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, with the intention to offer a diverse range of products of its own and of third-parties to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. Itaú Unibanco shall act as a minority shareholder and shall not have influence over the commercial and operational policies of XP Investimentos or of any other XP Group’s company, neither shall have preference or exclusivity rights regarding the distribution of such products.

The consummation of the transaction is subject to the fulfillment of conditions precedent, including applicable regulatory approvals.

This transaction is not expected to cause relevant effects in the results of the Company in this fiscal year. It is estimated that the First Acquisition shall have an impact of 0.8% in Itaú Unibanco’s Basel Index.

Itaú Unibanco takes this opportunity to reiterate, with this transaction, its commitment to the Brazilian market and the creation of long-term shareholder value.

São Paulo, May 11, 2017.

MARCELO KOPEL

Investor Relations Officer